Exhibit 23(a)

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Registration Statement of Hughes Electronics Corporation on Form S-8 of our report dated January 15, 2003 (March 6, 2003 as to Note 22; July 22, 2003 as to the reclassification of DIRECTV Broadband as a discontinued operation and the reclassification of segment information as described in Note 1, Note 2 and Note 18), which report expresses an unqualified opinion and includes an explanatory paragraph related to the change Hughes Electronics Corporation made in its method of accounting for goodwill and other intangible assets, appearing in Hughes Electronics Corporation’s Current Report on Form 8-K dated July 24, 2003.

/s/    Deloitte & Touche LLP

December 22, 2003

Los Angeles, CA